

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2022

Wessel Booysen
Chief Financial Officer
Charlotte's Web Holdings, Inc.
1801 California Street
Suite 4800
Denver, CO 80202

      Re: Charlotte's Web Holdings, Inc.
           Amendment No. 2 to Registration Statement on Form 10-12G
           January 25, 2022
           File No. 000-56364

Dear Mr. Booysen:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Thomas Rose, Esq.